April 2015
Pricing Sheet dated April 30, 2015 relating to Preliminary Pricing Supplement No. 260 dated April 24, 2015 Registration Statement No. 333-200365 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Commodities
Contingent Income Auto-Callable Securities due May 5, 2022, With 6-month Initial Non-Call Period
Based on the Worst Performing of the S&P GSCI™ Crude Oil Index - Excess Return, the S&P GSCI™ Grains Index - Excess Return and the Bloomberg Softs Subindex
Principal at Risk Securities
PRICING TERMS – APRIL 30, 2015
Issuer:	Morgan Stanley
Underlying commodity indices:	S&P GSCI™ Crude Oil Index - Excess Return (the “SPGCCLP Index”), S&P GSCI™ Grains Index - Excess Return (the “SPGCGRP Index”) and Bloomberg Softs Subindex (the “BCOMSO Index”)
Aggregate principal amount:	$2,000,000
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	April 30, 2015
Original issue date:	May 5, 2015 (3 business days after the pricing date)
Maturity date:	May 5, 2022
Contingent quarterly coupon:
A contingent quarterly coupon at an annual rate of 17.50% (corresponding to approximately $43.75 per quarter per security) is paid quarterly but only if the index closing value of each underlying commodity index is greater than or equal to the downside threshold level on the related determination date

Payment at maturity:
At maturity, if the securities have not previously been redeemed, you will receive for each security that you hold an amount of cash equal to:
•      If the final index value of each underlying commodity index is greater than or equal to its respective downside threshold level, the stated principal amount plus the contingent quarterly coupon with respect to the final determination date, or
•      If the final index value of any underlying commodity index is less than its respective downside threshold level, (i) the stated principal amount multiplied by (ii) the index performance factor of the worst performing underlying commodity index.
Under these circumstances, you will lose more than 20%, and possibly all, of your investment in the securities.

Terms continued on the following page
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley. See “Description of Securities—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.

Estimated value on the pricing date:	$900.10 per security. See “Summary of Pricing Supplement” in the accompanying preliminary pricing supplement.
Commissions and issue price:	Price to public	Agent’s commissions and fees	Proceeds to issuer(3)
Per security	$1,000	$30(1)
		$5(2)	$965
Total	$2,000,000	$70,000	$1,930,000
(1)
Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $30 for each security they sell. For additional information, see “Description of Securities—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $5.00 for each security.
(3)	See “Description of Securities—Use of Proceeds and Hedging” in the accompanying preliminary pricing supplement.

“S&P GSCI®” is a registered service mark and trademark of Standard & Poor’s Financial Services LLC (“S&P”) and has been licensed for use by Morgan Stanley.  The securities are not sponsored, endorsed, sold or promoted by S&P, and S&P makes no representation regarding the advisability of investing in the securities.

“Bloomberg®”, “Bloomberg Commodity IndexSM” are service marks of Bloomberg Finance L.P. and its affiliates (collectively, “Bloomberg”) and have been licensed for use for certain purposes by Morgan Stanley. Neither Bloomberg nor UBS Securities LLC and its affiliates (collectively, “UBS”) are affiliated with Morgan Stanley, and Bloomberg and UBS do not approve, endorse, review, or recommend the securities.  Neither Bloomberg nor UBS guarantees the timeliness, accurateness, or completeness of any data or information relating to the Bloomberg Commodity IndexSM.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.
Preliminary Pricing Supplement No. 260 dated April 24, 2015
Prospectus Supplement dated November 19, 2014	Prospectus dated November 19, 2014
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Contingent Income Auto-Callable Securities due May 5, 2022, With 6-month Initial Non-Call Period
Based on the Worst Performing of the S&P GSCI™ Crude Oil Index - Excess Return, the S&P GSCI™ Grains Index - Excess Return and the Bloomberg Softs Subindex
Principal at Risk Securities

Terms continued from previous page:
Early redemption:
If, on any determination date, beginning on October 30, 2015 to but excluding the final determination date, the index closing value of each underlying commodity index is greater than or equal to its respective redemption threshold level, the securities will be automatically redeemed for an early redemption payment on the third business day following the related determination date. No further payments will be made on the securities once they have been redeemed.

Early redemption payment:	The early redemption payment will equal (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the related determination date.
Determination dates:
July 30, 2015, October 30, 2015, February 1, 2016, May 2, 2016, August 1, 2016, October 31, 2016, January 30, 2017 and May 1, 2017, July 31, 2017, October 30, 2017, January 30, 2018, April 30, 2018, July 30, 2018, October 30, 2018, January 30, 2019, April 30, 2019, July 30, 2019, October 30, 2019, January 30, 2020, April 30, 2020, July 30, 2020, October 30, 2020, February 1, 2021, April 30, 2021, July 30, 2021, November 1, 2021, January 31, 2022 and May 2, 2022, subject to postponement for non-index business days and certain market disruption events. We refer to May 2, 2022 as the final determination date.

Contingent payment dates:
With respect to each determination date other than the final determination date, the third business day after such determination date. The payment of the contingent quarterly coupon, if any, with respect to the final determination date will be made on the maturity date.

Index performance factor:	The final index value divided by the initial index value
Worst performing underlying commodity index:	The underlying commodity index with the largest percentage decrease from the respective initial index value to the respective final index value
Downside threshold level:
With respect to the SPGCCLP Index: 237.87368, which is 80% of its initial index value
With respect to the SGGCGRP Index: 24.35372, which is 80% of its initial index value
With respect to the BCOMSO Index: 36.31808, which is 80% of its initial index value

Redemption threshold level:
With respect to the SPGCCLP Index: 282.474995, which is 95% of its initial index value
With respect to the SGGCGRP Index: 28.9200425, which is 95% of its initial index value
With respect to the BCOMSO Index: 43.12772, which is 95% of its initial index value

Initial index value:
With respect to the SPGCCLP Index: 297.3421, which is its index closing value on the pricing date
With respect to the SGGCGRP Index: 30.44215, which is its index closing value on the pricing date
With respect to the BCOMSO Index: 45.3976, which is its index closing value on the pricing date

Final index value:	With respect to each underlying commodity index, the respective index closing value on the final determination date
Index closing value:
With respect to each underlying commodity index, on any day, the official settlement price of such underlying commodity index, as published by the respective index publisher or its successor on such day.

CUSIP / ISIN:	61762GDU5 / US61762GDU58
Listing:	The securities will not be listed on any securities exchange.

April 2015	Page 2